Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six Months Ended June 30,
	2010	2009
Earnings before fixed charges:
Loss before income taxes	$(37)	$(72)
Plus: Fixed charges	224	200

Earnings available to cover fixed charges	$187	$128

Fixed charges (a):
Interest, including amortization of deferred financing costs	$191	$168
Interest portion of rental payments	33	32

Total fixed charges	$224	$200

Ratio of earnings to fixed charges (b)	—	—

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2010	2009
Related to debt under vehicle programs	$107	$90
All other	84	78

	$191	$168

(b)	Earnings were not sufficient to cover fixed charges for the six months ended June 30, 2010 and 2009.

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